UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2006	2005	2004	2003	2002
Earnings:
Earnings before income taxes	$80,544	$84,953	$83,098	$100,212	$73,665
Interest expense	24,102	18,079	17,698	17,412	16,365
Amortization of debt discount and expense	243	247	233	244	287
Estimated interest component of rental expense	1,675	1,568	1,477	1,434	1,563

	$106,564	$104,847	$102,506	$119,302	$91,880

Fixed Charges:
Interest expense	$24,102	$18,079	$17,698	$17,412	$16,365
Amortization of debt discount and expense	243	247	233	244	287
Allowance for funds used during construction (capitalized interest)	85	22	11	7	19
Estimated interest component of rental expense	1,675	1,568	1,477	1,434	1,563

	$26,105	$19,916	$19,419	$19,097	$18,234

Ratio of earnings to fixed charges	4.08	5.26	5.28	6.25	5.04